EXHIBIT 99.1

Alio Gold Files Technical Report and Provides San Francisco Update

VANCOUVER, British Columbia, Feb. 12, 2019 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), today announced it has filed on sedar.com and its website an NI 43-101 compliant technical report entitled “Life of Mine Plan and Mineral Reserves for the Florida Canyon Gold Mine”.  The results of the report were previously reported by the Company (see news release dated January 15, 2019).

At San Francisco, the previously announced processing of low-grade stockpile material through the crushing circuit is working well.  In January, approximately 528,770 tonnes of stockpile grading 0.306 g/t gold were stacked on the leach pads.  Gold production for the month of January was consistent with Q4 production at approximately 3,890 ounces1.  There are sufficient stockpiles to operate at this capacity throughout 2019 and the Company is continuing to develop an engineered plan for recommencing mining activities.

As part of the engineered plan and consistent with the Company’s need to minimize costs at San Francisco, negotiations with the mining contractor, Peal Mexico SA de CV (“Peal”), continued in January with the objective of obtaining a cost structure that was more in-line with benchmark mining costs for the region.  Peal has notified the Company that it is seeking to terminate the contract and seeking compensation for amounts owing under the contract as well as additional amounts for cancellation of the contract that the Company believes have no basis.  Peal continues to operate on the San Francisco site, moving low grade stockpile material, and the Company is continuing to discuss these matters with the contractor.   In the event that discussions do not resolve the matter, the Company will vigorously defend its position.

About Alio Gold

Alio Gold is a growth-oriented gold mining company, focused on exploration, development and production in Mexico and the USA. Its principal assets include its 100%-owned and operating San Francisco Mine in Sonora, Mexico, its 100%-owned and operating Florida Canyon Mine in Nevada, USA and its 100%-owned development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties located in Mexico and the USA.

Footnotes:

  Approximate January 2019 gold production subject to finalization and refinery adjustments

For further information, please contact:
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com

Source: ALO

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